EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2017	2016
Net Income	$12.4	$10.9
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$12.4	$10.9

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,042	13,968
Dilutive Effect of Stock Options and Restricted Stock (000’s)	6	5
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,048	13,973
Earnings Per Share – Basic	$0.88	$0.78
Earnings Per Share – Diluted	$0.88	$0.78